Exhibit 99.6

Rule 13a-14(b) Certification CEO

In connection with the annual report of Agnico Eagle Mines Limited (the “Company”) on Form 40-F for the fiscal year ended December 31, 2018 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Sean Boyd, the Vice-Chairman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.                                      The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.                                      The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Toronto, Canada
March 26, 2019

/s/ Sean Boyd
Sean Boyd
Vice-Chairman and Chief Executive Officer